FORM 6-K


                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of July 2002


                                MIND C.T.I. LTD.
                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692
                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                           Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

  --------------------------------------------------------------------------

Attached to the Registrant's Form 6-K for the month of July 2002 and incorporated herein by reference and marked as Exhibit "A" is the registrant's Notice of Extraordinary General Meeting of Shareholders and Proxy Statement both dated July 24, 2002 regarding an Extraordinary General Meeting of Shareholders to be held on August 19, 2002.


Attached to the Registrant's Form 6-K for the month of July 2002 and incorporated herein by reference and marked as Exhibit "B" is the
Registrant's press release dated July 24, 2002.
  --------------------------------------------------------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President


Dated: July 25, 2002


---
                                       "Exhibit A"



                                    MIND C.T.I. LTD.

              NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on August 19 2002 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel, for the following purposes:


     (i) to elect Rimon Ben-Shaoul as a member of Class II of the Board of Directors of the Company;

     (ii) to approve the terms of compensation to be paid to Monica Eisinger as President and Chief Executive Officer of the Company;

     (iii) to increase the option pool reserved under the MIND 1998 Share Option Plan and the MIND 2000 Share Option Plan by an additional one million Ordinary Shares, NIS 0.01 per share nominal value; and

     (iv) to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Shareholders of record at the close of business on July 22, 2002 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.


                                    By Order of the Board of Directors,

                                    /s/ Monica Eisinger

                                    Monica Eisinger
                                    President, Chairperson of the Board
                                    of Directors and Chief Executive Officer
Dated:July 24, 2002




----


                                MIND C.T.I. LTD.
                           Industrial Park, Building 7
                              Yoqneam 20692, Israel



                                 PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS0.01 per share nominal value (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournments or postponements thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on August 19, 2002 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

     It is proposed that at the Meeting, resolutions be adopted as follows:

     (i) to elect Rimon Ben-Shaoul as a member of Class II of the Board of Directors of the Company;

     (ii) to approve the terms of compensation to be paid to Monica Eisinger as President and Chief Executive Officer of the Company;

     (iii) to increase the option pool reserved under the MIND 1998 Share Option Plan and the MIND 2000 Share Option Plan (jointly, the "Plans") by an additional one million Ordinary Shares, NIS 0.01 per share nominal value (the "Ordinary Shares"); and

     (iv) to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 22, 2002 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 25, 2002 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On July 22, 2002, the Company had 20,666,220 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the issued and outstanding Ordinary Shares, present in person or by proxy, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, at which adjourned meeting, any two shareholders shall constitute a quorum.

                        PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's shares as of July 22, 2002 by each person who is known to own beneficially more than 5% of the Company's issued and outstanding shares.


                             Total Shares            Percentage of
Name of                      Beneficially              Shares (1)
Beneficial Owner               Owned
--------------------        --------------        ----------------
Monica Eisinger                5,040,000(2)              24.4%
ADC Telecommunications
Israel Ltd.(3)                 4,502,000                 21.8%
Lior Salansky                  3,649,140(2)              17.8%
Summit Partners(4)             2,592,600                 12.5%
Kevin Mohan(5)                 2,592,600                 12.5%

-----


     (1) Based on 20,666,220 Ordinary Shares issued and outstanding on July 22, 2002.
     (2) The shares owned by Ms. Eisinger and Mr. Salansky include 140,000 shares owned by Mind Israel Ltd. Each of Ms. Eisinger and Mr. Salansky is considered a beneficial owner of these shares)
     (3) ADC Telecommunications Israel Ltd. is a wholly-owned subsidiary of ADC Telecommunications, Inc., a Minnesota company whose shares are publicly traded on the Nasdaq Stock Market. It has been brought to the Company's attention that ADC Telecommunications Israel Ltd. has entered into a Share Purchase Agreement pursuant to which it will sell approximately 4 million Ordinary Shares to Polar Communications Ltd. Polar Communications Ltd. is controlled by Polar Investments Ltd. Polar Investments Ltd. is a subsidiary of Leader Holdings and Investments Ltd. which, in turn, is controlled by SFK & Co. Ltd. Each of Polar Investments Ltd., Leader Holdings and Investments Ltd. and SFK & Co. Ltd. are publicly traded on the Tel Aviv Stock Exchange Ltd.
     (4) Summit Partners is the name used to refer to a group of investment partnerships. Shares reflected include 1,731,100 Ordinary Shares held by Summit Ventures V, L.P., 644,180 Ordinary Shares held by Summit V Companion Fund, L.P., 41,600 Ordinary Shares held by Summit V Advisors Fund, L.P., 136,120 Ordinary Shares held by Summit V Advisors Fund (QP), L.P., and 39,600 Ordinary Shares held by Summit Investors III, L.P.
     (5) Represents shares described in note (4) above, beneficially owned by Summit Partners. Mr. Mohan, one of the Company's directors, is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P. which is the sole general partner of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.


Item 1.    APPOINTMENT OF DIRECTOR

     Mr. Rimon Ben-Shaoul is the Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. Polar Communications Ltd. ("Polar"), which is also controlled by Polar Investments Ltd., has entered into a share purchase agreement with ADC Telecommunications Israel Ltd. ("ADC") pursuant to which Polar will purchase approximately 4 million Ordinary Shares from ADC. After completion of that transaction, Polar will hold approximately 24.9% of the Company's issued and outstanding share capital. Polar and ADC have informed us that the appointment of Mr. Ben-Shaoul to our Board of Directors is a condition to the consummation of the sale of ADC's Ordinary Shares to Polar.

     Under the Company's Articles of Association, our Board of Directors is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors. If Mr. Rimon Ben-Shaoul is elected as a Class II director of the Company, his term of office shall expire at the Company's annual general meeting of shareholders to be held in 2005.

     A brief biography of Mr. Rimon Ben-Shaoul is set forth below:

     Mr. Ben-Shaoul has served as the Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd., since February 2001. From 1997 to 2001 Mr. Ben-Shaoul served as the President and Chief Executive Officer of Clal Industries and Investments Ltd. From 1985 to 1997 Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as Chairman of Scitex Corporation Ltd. and currently Mr. Ben-Shaoul serves as Chairman of Cimatron Ltd. and as a director of Nice Systems Ltd., B.V.R. Technologies Ltd. and Compugen Ltd. Mr. Ben-Shaoul holds a Masters of Business Administration and a B.A. in Economics, both from Tel Aviv University.

     The Company believes that Mr. Ben-Shaoul would be a valuable addition to the Board of Directors.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to appoint Rimon Ben-Shaoul as a Class II director of the Company to serve until the Company's annual general meeting of shareholders to be held in 2005".

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item 2. APPROVAL OF TERMS OF COMPENSATION TO BE PAID TO MONICA EISINGER, THE COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Under the Companies Law, the terms and conditions of Ms. Eisinger's employment and service with the Company require the approval of the Company's Audit Committee, Board of Directors and shareholders, in that order. At meetings held on July 24, 2002, first the Audit Committee and then the Board of Directors decided that commencing January 1, 2002, Ms. Eisinger's annual salary and all other benefits shall be identical to the annual salary and benefits received by Ms. Eisinger in respect of the year 2001 and that Ms. Eisinger would be entitled to a bonus in an amount not to exceed Ms. Eisinger's annual salary as shall be determined by the Board in its sole discretion when the annual financial statements are approved.

It is proposed that at the Meeting the following resolution be adopted:


    "RESOLVED, commencing January 1, 2002, Ms. Eisinger's annual salary and all other benefits shall be identical to the annual salary and benefits received by Ms. Eisinger in respect of the year 2001."

    "RESOLVED, commencing with the year 2002, Ms. Eisinger shall be entitled to an annual bonus in an amount not to exceed Ms. Eisinger's annual salary for such year as shall be determined by the Board in its sole discretion when the annual financial statements are approved."

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

     The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Item 3.    INCREASE OF OPTION POOL

     At a meeting held on July 24, 2002, the Company's Board of Directors decided to increase the option pool reserved under the Plans by an additional one million Ordinary Shares. Following such increase, the total option pool reserved under the Plans will constitute a total of 3,308,000 Ordinary Shares, of which 52,000 Ordinary Shares have already been issued upon the exercise of options and a further 2,032,320 Ordinary Shares are subject to outstanding options.

    "RESOLVED, to increase the option pool reserved under the MIND 1998 Share
     Option Plan and the MIND 2000 Share Option Plan by an additional one million Ordinary Shares."

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item 4.   OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                      By Order of the Board of Directors,

                                      /s/ Monica Eisinger
                                      Monica Eisinger
                                      President, Chairperson of the Board
                                      of Directors and Chief Executive Officer
Dated: July 24, 2002




-----

                                   "Exhibit B"

MIND CTI Press Release
For Immediate Release

MIND CTI Reports Second Quarter Results
Conference Call Scheduled for Thursday, July 25, 2002 at 9:00 a.m. EST

Yoqneam, Israel, July 24, 2002-MIND CTI Ltd. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the second quarter ended June 30, 2002.

Revenue for the second quarter of 2002 was $2.5 million compared with $3.3 million for the second quarter of 2001 and an increase of 4% over first quarter 2002 revenue of $2.4 million. Net loss for the quarter ended June 30, 2002 was $145 thousand or $0.01 loss per share, compared with a net loss of $896 thousand, or $0.04 loss per share in the second quarter of 2001 and with a net loss of $635 thousand or $0.03 loss per share, in the first quarter of 2002. During the second quarter of 2002 MIND's cash position increased by $0.4 million and on June 30, 2002 MIND's cash position was $40.2 million.

Monica Eisinger, MIND's President and CEO, commented: "We recorded significant achievements during the second quarter, including a multi-year contract with H3G Italy (a Hutchison Whampoa company), that positions us as a leading vendor for mediation and service enabling in the 3G industry. We anticipated the need for real-time solutions for enabling multiple IP services, invested in this direction and thanks to our technology entered this new and evolving market."

Eisinger continued, "We are particularly pleased with our success in increasing our revenue during these difficult times which, we believe, indicates that we have increased our overall market share. We believe that we are making important progress in our on-going efforts to improve our operating results and to return to profitability. Our financial performance in the second quarter reflects our success in increasing efficiency for the third consecutive quarter. We are confident that we are well positioned to overcome the current challenging period and to experience significant growth once the market recovers."

During the second quarter of 2002, one of MIND's outside directors was replaced. Mr. Zamir Bar Zion, who was until recently a Managing Director of an investment bank, has been elected to replace Mr. Ami Amir as an outside director of the company. Mr. Amir resigned in order to pursue other business opportunities and MIND expressed its gratitude to Mr. Amir for his contribution to the company over the past year. In addition, at the beginning of the third quarter of 2002, MIND completed the process of registering the company's shares for trading on the Tel-Aviv Stock Exchange.

CONFERENCE CALL

MIND will be hosting a conference call on July 25, 2002 at 9:00 a.m. EST. To participate in the conference call, local and international callers should call at least five minutes before the scheduled time and dial either
 +1-972-512-0694 (international callers) or 800-556-3831 (accessible from the US & Canada). The passcode number is 00373.

ABOUT MIND

MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China, Japan and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance and actual future results may differ materially. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:
Sharon Litmanovich
MIND CTI Ltd.
+972-4-993-6648
1-888-270-4056
investor@mindcti.com



(tables to follow)


---



                                       MIND C.T.I. LTD.
                           CONDENSED CONSOLIDATED BALANCE SHEETS


                                                June 30         December 31,
                                            ______________
                                             2002     2001          2001
                                            ______   ______       ________
                                              (Unaudited)         (Audited)
                                             ______________________________

                                                    U.S. $ in thousands
                                             _______________________________
                     A  s  s  e  t  s
CURRENT ASSETS
    Cash and cash equivalents             9,838     40,174             39,723
    Accounts receivable:
          Trade                           2,941      4,919              2,914
          Other                             737        879                948
     Inventories                             28         20                 26
                                           ______    ______           _______
             T o t a l  current assets    13,544     45,992            43,611
                                           ______     ______          _______
INVESTMENTS:
    Long term bank deposits               30,324
    Investment in a company                              93
                                          ______     ______
                                          30,324         93
                                          ______     ______
PROPERTY AND EQUIPMENT:
    Cost                                   3,394      3,261             3,363
    Less-accumulated depreciation
       and amortization                    1,772      1,071             1,373
                                           ______     ______          _______
                                           1,662      2,190             1,990
OTHER ASSETS, net of accumulated
        amortization                       1,022      1,362             1,133
        T o t a l  assets                 46,512     49,637            46,734
                                          =======    =======         ========



    Liabilities and shareholders' equity
CURRENT LIABILITIES -
     accounts payable and accruals:
  Trade                                       490      754                485
  Other                                     1,997    1,587              1,486
                                           ______   _______           _______

   T o t a l  current liabilities           2,487    2,341              1,971
ACCRUED SEVERANCE PAY                         731      964                772
                                           ______    _______          _______
       T o t a l  liabilities               3,218    3,305              2,743
                                           ______    _______          _______
MINORITY INTEREST                                       89
                                                     _______
SHAREHOLDERS' EQUITY:
     Share capital                            52          51                52
     Additional paid-in capital           61,080      61,233           61,078
     Deferred stock compensation             (64)       (410)            (145)
     Accumulated deficit                 (17,774)    (14,631)         (16,994)
                                           ______    _______          _______
        T o t a l  shareholders' equity   43,294      46,243          43,991
                                           ______    _______          _______
        To t a l  liabilities and
           shareholders' equity           46,512      49,637          46,734
                                          =======    =======         ========






                                      MIND C.T.I. LTD.
                      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                      Six months    Three months    Year ended
                                    ended June 30   ended June 30   December 31,
                                   _____________   ____________    ____________
                                     2002     2001   2002     2001     2001
                                   _____________   ____________   ____________

                                     (Unaudited)     (Unaudited)     (Audited)
                                   _____________   ____________   ____________
                                   U.S. $ in thousands (except per share data)
                                  ____________________________________________
REVENUES                            4,920   5,852   2,509   3,298     10,469
COST OF REVENUES                    1,284   1,077     626     550      2,242
                                    _____   _____   _____   _____     ______
GROSS PROFIT                        3,636   4,775   1,883   2,748      8,227
RESEARCH AND DEVELOPMENT
     EXPENSES - net                 1,954   2,301     940   1,281      4,423
SELLING, GENERAL AND
     ADMINISTRATIVE EXPENSES:
     Selling                        2,368   3,419   1,151   1,605      6,767
     General and administrative       641   2,223     350   1,293      3,099
                                    _____   _____   _____   _____     ______
OPERATING LOSS                     (1,327) (3,168)  (558)   (1,431)   (6,062)
FINANCIAL AND OTHER INCOME - net      547   1,141    413      535      1,590
                                    _____   _____   _____   _____     ______
LOSS BEFORE TAXES ON INCOME          (780) (2,027)  (145)    (896)    (4,472)
TAXES ON INCOME                                                            7
                                    _____   _____   _____   _____     ______
LOSS BEFORE MINORITY INTEREST        (780) (2,027)  (145)    (896)    (4,479)
MINORITY INTEREST IN LOSSES OF A
     SUBSIDIARY                                                           89
                                    _____   _____   _____   _____     ______
LOSS                                $(780) (2,027)  $(145)  $(896)   $(4,390)
                                    =====   =====  ======  ======    =======
LOSS PER SHARE - basic and diluted $(0.04) $(0.10) $(0.01) $(0.04)   $(0.21)
                                    =====   =====  ======  ======    =======
WEIGHTED AVERAGE NUMBER OF
     ORDINARY SHARES USED IN
     COMPUTATION OF LOSS PER
     ORDINARY SHARE - IN
     THOUSANDS                      20,666  20,566  20,666  20,566   20,654
                                    ======  ======  ======  ======   =======